Madison Covered Call & Equity Strategy Fund ("MCN")

Madison Strategic Sector Premium Fund ("MSP")

Investor Presentation



Cautionary Note About Forward-Looking Statements

This presentation, and other statements that Madison Asset Management or a Fund may make, may contain forward-looking statements within the meaning of the Private Securities Litigation Reform Act, with respect to a Fund's or Madison Asset Management's future financial or business performance, strategies or expectations. Forward-looking statements are typically identified by words or phrases such as "trend," "potential," "opportunity," "pipeline," "believe," "comfortable," "expect," "anticipate," "current," "intention," "estimate," "position," "assume," "outlook," "continue," "remain," "maintain," "sustain," "seek," "achieve," and similar expressions, or future or conditional verbs such as "will," "would," "should," "could," "may" or similar expressions.

Madison Asset Management cautions that forward-looking statements are subject to numerous assumptions, risks and uncertainties, which change over time. Forward-looking statements speak only as of the date they are made, and Madison Asset Management assumes no duty to and does not undertake to update forward-looking statements. Actual results could differ materially from those anticipated in forward-looking statements and future results could differ materially from historical performance.

With respect to the Funds, the following factors, among others, could cause actual events to differ materially from forward-looking statements or historical performance: (1) changes and volatility in political, economic or industry conditions, the interest rate environment, foreign exchange rates or financial and capital markets, which could result in changes in demand for the Funds or in a Fund's net asset value; (2) the relative and absolute investment performance of a Fund and its investments; (3) the impact of increased competition; (4) the unfavorable resolution of any legal proceedings; (5) the extent and timing of any distributions or share repurchases; (6) the impact, extent and timing of technological changes; (7) the impact of legislative and regulatory actions and reforms; and (8) terrorist activities, international hostilities and natural disasters, which may adversely affect the general economy, domestic and local financial and capital markets.

Timeline

Date	Events
May 9, 2016	Madison announced board approval of the reorganization of Madison Covered Call & Equity Strategy Fund ("MCN") into Madison Strategic Sector Premium Fund ("MSP").
Jun. 8, 2016	Based on shareholder feedback Madison announced postponement of the reorganization.
Jul. 25, 2016	Ancora Advisors ("Ancora") submitted a non-binding proposal requesting the MSP board to authorize a self-tender offer for all outstanding common shares at or close to NAV.
Sep. 8, 2016	Annual meeting of shareholders
Nov. 15, 2016	MSP Board announced not to authorize a self-tender offer given the decline in the Fund's discount and outperformance.
Feb. 8, 2017	Karpus Investment Management ("Karpus") submitted shareholder proposal at MSP &MCN, seeking termination of investment advisory agreement with Madison Asset Management ("MAM").
Apr. 28, 2017	Karpus nominated candidates for election of directors at MSP. It also submitted a second proposal at MSP &MCN requesting a self-tender offer for all outstanding shares at or close to NAV.
May 24, 2017	Madison announced board approval of the reorganization ("reorg.") of MSP into MCN.
Aug. 18, 2017	Special meeting of shareholders to vote on the proposed merger of MSP and MCN
Aug. 22, 2017	Annual meeting of shareholders to elect directors

2016 shareholder proposal at MSP

On November 9, 2016, MSP's Board considered the shareholder proposal from Ancora Advisors to authorize a self-tender offer for all outstanding shares of the Fund. After thorough deliberation which focused on the two main factors cited by Ancora in its proposal – Fund's NAV discount and performance - the Board's determined that no action was warranted at the time. The Board's decision was premised on the following factors:

❑ **MSP had traded at a narrower discount**
   MSP's Price/NAV discount narrowed from -12.48% since February 9, 2016, when the shareholder proposal was first submitted to the Fund, to -7.85% as of November 8, 2016.

❑ **MSP had delivered strong total shareholder return**
   Based on market value, MSP had outperformed its benchmark BXM over 1-, 3- and 5-year periods through September 30, 2016.

Investment Objectives

❑ Both MSP & MCN's primary investment objectives are to provide a high level of **current income and current gains**, with a secondary objective of **long-term capital appreciation**.

❑ The Funds invest primarily in large and mid-capitalization common stocks that are, in the investment adviser's view, selling at a reasonable price in relation to their long-term earnings growth rates.

❑ The Funds pursue its investment strategies by owning a very high-quality portfolio of individual equities and selling equity call options on the portfolio holdings. The Funds provide a total return platform which seeks capital appreciation and a high distribution rate which is primarily sourced from selling call options and realizing capital gains on the underlying portfolio. It is a relatively concentrated, actively managed portfolio providing a defensive way to participate in U.S. equity markets.

❑ The Funds' covered call strategies, by their nature, are defensive. Typically, a covered call strategy will lag the overall market during periods of upward movement in stock prices as the sale of call options against stock positions limits full participation in favor of higher income potential and downside protection. However, during market declines, the Funds will protect shareholders against downside risk through the collection of call option premiums.

❑ The Funds' performances are benchmarked to CBOE S&P 500 Buy/Write Index (BXM). BXM is a benchmark index designed to show the hypothetical performance of a portfolio that purchases all the constituents of the S&P 500® Index and then sells at-the-money (meaning same as purchase price) call options of one-month duration against those positions.

Reorganization of MSP into MCN

✓ **No change in investment strategy:** MSP reorg. into MCN will have no material impact investment strategy. MCN's investment objectives and fundamental investment policies are identical to those of MSP and the strategies and non-fundamental policies of MCN and MSP are substantially similar.

✓ **Increased market liquidity:** The combined fund's greater share volume is expected to result in increased market liquidity, which may lead to narrower bid-ask spreads and smaller trade-to-trade price movements.

✓ **Reduced fund redundancies:** The combined fund will benefit from anticipated operating efficiencies and economies of scales because MCN and MSP have identical investment objectives and substantially similar non-fundamental policies, risk and portfolio composition and are managed by the same investment adviser and portfolio managers.

✓ **No cost of reorg. to shareholders:** MAM will pay for all the costs associated with the reorg.

✓ **No impact on NAV discount:** MCN and MSP are currently trading at similar discounts to NAV. The reorganization is not expected to result in a wider NAV discount of the combined fund.

Reorganization of MSP into MCN (contd.)

✓ **No impact on distributions:** The reorg. is not expected to adversely impact distributions to common shareholders. In fact, it is expected to result in the same distribution rates for common shareholders of MCN and MSP.

✓ **Independent fund board:** MSP shareholders will benefit from the combined Fund's Board that would be comprised of Independent Trustees only.

✓ **Reduced expense structure** - the combined Fund's lower services fee rate will result in a reduction of total annual fund operating expenses. The projected total expense ratio of the combined Fund is equal to the total expense ratio 0.98%, which is lower than the current total expense ratio for MCN shareholders.

	MSP	MCN	MCN Pro Forma Combined Fund
Management Fee	For the first $500 million in assets 0.80% For assets in excess of $500 million 0.60%	For all asset levels 0.80%	For the first $500 million in assets 0.80% For assets in excess of $500 million 0.60%
Service Fee	0.18%	0.26%	0.18%
Total Annual Fund Operating Fee	0.98%	1.06%	0.98%

Source: MCN & MSP's N-14 8C Filings



Fund Performance Analysis

MSP & MCN outperformed BXM over 1, 3 and 5-year periods prior to Karpus' 13D filing*



*Source: FactSet. Data as of 2/7/2017, the last trading date before Karpus' 13D filing

MSP & MCN outperformed BXM prior to Karpus' nomination*



Source: FactSet. Data as of 4/27/2017, the last trading date before Karpus' nomination

MSP's performance since Karpus' nomination



Total shareholder return since Karpus' nomination

Source: FactSet. Data as of 7/18/2017

Consistent with its investment strategy, MSP & MCN have offered down-market protection

Bear Market (2007-2010)

Total Shareholder Return
(10-12-2007 to 3-31-2010)



Bear Market (2015-2016)

Total Shareholder Return
(11-2-2015 to 2-11-2016)



Source: FactSet

Performance in current bull-market is as expected, given the Funds' high coverage ratios

Bull Market (2010-2017)

Total Shareholder Return (3-31-2010 to 7-18-2017)



S&P 500
145.5%
FFA
110.5%
MSP
78.4%
NFJ
71.5%
BXM
69.9%
MCN
61.5%
0.0%
50.0%
100.0%
150.0%
200.0%

Bull Market (2016-2017)

Total Shareholder Return (2-11-2016 to 7-18-2017)



FFA
44.7%
NFJ
43.2%
S&P 500
38.7%
MCN
34.7%
MSP
32.8%
BXM
23.1%
0.0%
10.0%
20.0%
30.0%
40.0%
50.0%

	Coverage Ratio*
MSP	82.1%
MCN	81.4%
NFJ	75.2%
FFA	57.5%

Source: FactSet

**MSP, MCN & NFJ's data as of 3/31/2017; FFA's data as of 5/31/2017*

P/NAV discounts narrowed prior to activist involvement, consistent with other CE funds



MSP & MCN's Premium/Discount History

— MSP — MCN

Ancora submitted a proposal requesting MSP's board to authorize a self-tender offer

Karpus filed 13D and submitted a proposal to terminate the investment advisory agreement

-3.9%
-4.3%

% Change in P/NAV Discount	MSP	MCN	Morningstar Peers*
Up to Ancora's submission of proposal (1/25/2016 - 7/25/2016)	-56%	-40%	-43%
Since Ancora's submission of proposal (7/25/2016 - 7/18/2017)	-46%	-53%	-50%

Source: FactSet. Data as of 7/18/2017

*Data based on the average discount of 30 funds within Morningstar Category "U.S. Closed-End Option Writing" excluding MSP & MCN. Please see Appendix for detail

Karpus NAV return analysis is misleading

Karpus Arguments	Why it is flawed
- NAV return	- Both MSP and MCN aim at providing a high level of **current income** and **current gains**, with a secondary objective of long-term capital appreciation. - Considering the Funds' focus on current income, both payout a significant portion (or all) of their income as dividends, retaining little for NAV growth. Not surprisingly, NAV return for these Funds would be lower than their peers which may focus on long-term growth. - NAV return analysis does not capture Price/NAV discount, which materially impacts the market value of Funds – i.e. the actual price at which shareholders can sell their shares.
- Lipper rank	- As detailed in the Appendix, Lipper is an inappropriate benchmark for both Funds. - All Fund documents including the prospectus mention CBOE S&P 500 Buy/Write Index (BXM) as the relevant index.
- "the Adviser could have chosen to utilize less options during the recent equity bull market, but didn't."	- The Funds' covered call strategy is well disclosed in all investment documents. Abandoning the stated investment strategy by significantly reducing coverage without shareholder approval - as suggested by Karpus – is likely to be deemed inappropriate and potentially deceptive.

The Funds' strong TSR performances have been accompanied by low Expense Ratios



Expense Ratio* (Total Expenses/Average Assets)
2.50%
2.00%
1.50%
1.00%
0.50%
0.00%
1.06%
0.98%
Median: 1.11%
GPM
INB
IID
IHD
GNT
IAE
IGD
IDE
IRR
FFA
BGY
EOI
ETB
EOS
ETJ
BOE
ETW
ETV
ETY
EXG
MCN
NFJ
IGA
MSP
CII
DIAX
QQQX
BXMX
SPXX
BDJ

Source: Morningstar

**Expense ratio based on each fund's annual shareholder report for the latest fiscal year*

Prudent investment strategy and expense mgmt. has resulted in consistency of dividends



MSP & MCN's Quarterly Distribution History

Source: Dividend Releases; Form N-CSR Filings



Shareholder Proposals at MSP and MCN:

(1) Terminate the Fund's Investment Adviser
(2) Authorize a self-tender offer for all outstanding common shares of the Fund at or close to NAV

Investment Advisor has performed

Above Benchmark Performance

Both MSP & MCN have delivered strong TSR performance. Their market price total returns beat the BXM (benchmark) index over the 1-, 3- and 5-year periods.

Low NAV Discount

Both MSP & MCN's NAV discounts started declining months prior to activist involvement.
MSP & MCN are currently trading at nominal 3.9% & 4.3% discounts to NAV*, respectively.

Low Expense Ratio

The Funds had lower expense ratios than their peer median. Following the proposed merger of MSP and MCN, the surviving fund's expense ratio will be 0.98% - approx. 12% less than the peer median.

Consistent Dividend Payments

Despite market volatility, both MSP and MCN have maintained a level dividend with both funds distributing monthly and/or quarterly dividends since their inceptions.

Source: FactSet. Data as of 7/18/2017

Impact of terminating the Investment Advisory Agreement

✗ Challenging to identify a replacement adviser

Each fund's current fees are well below peer averages, and identifying a replacement adviser that is willing to serve at these fee levels may prove challenging.

✗ Significant uncertainty for shareholders

The appointment of a new adviser would require shareholder approval. This leaves the real possibility that the Funds could be without an adviser for a not insubstantial period of time and therefore disrupt the Funds' operation and performance.

✗ Expensive

The costs associated with the search for and the hiring of a new adviser would be borne by the Funds and their shareholders.

Adverse consequences of the self-tender offer proposal

❑ A drastic reduction in the size of the Fund that would be preceded by a rapid liquidation of the Fund's portfolio holdings

❑ Significant transactions costs

❑ The loss of the benefits of utilizing a closed-end fund structure

❑ The imposition of higher on-going costs and expenses

❑ Potential adverse tax consequences for Fund shareholders in taxable accounts



Board and Corporate Governance

Our Board has the right mix of necessary skills and experience

Name	Interested Person or Independent Trustee	MSP	MCN	Mutual Fund Trustee Experience	Investment Management Experience	Knowledge of the Funds
Katherine L. Frank	Interested	✓		✓	✓	✓
Frank E. Burgess*	Interested	✓		✓	✓	✓
James R. Imhoff, Jr.**	Independent	✓	✓	✓	✓	✓
Richard E. Struthers	Independent	✓	✓	✓	✓	✓
Steven P. Riege*	Independent	✓	✓	✓	✓	✓

Only MCN's independent trustees will remain following the proposed reorganization of MSP into MCN

*MSP nominee for the 2017 annual shareholder meeting
**MCN nominee for the 2017 annual shareholder meeting

Karpus Nominees do not possess any relevant experience or expertise

	Karpus' Slate	
	Arthur Charles Regan	**Daniel Robeson**
No investment management experience	✘ Neither Mr. Regan nor Mr. Robeson has experience in investment management	
No mutual fund Experience	✘ Mr. Regan has no mutual fund board experience; Mr. Robeson has no board experience at all	
No knowledge of the Fund	✘ Neither Mr. Regan nor Mr. Robeson has thorough knowledge of the funds and their covered call strategies	
No alignment with Shareholder Interests	✘ Neither Mr. Regan nor Mr. Robeson owns any share of the Fund	

In Karpus' DEFC14A filing, they stated "there can be no assurance that the election of our nominees will improve the fund's business and or otherwise enhance shareholder value".

Appendix:
Lipper peer group is not a good benchmark

Karpus compares MSP with Lipper peer group which comprises 30 funds within Option Arbitrage/Option Strategy universe

Partial Covered Call Funds
- The vast majority of the active funds in the Lipper peer group only utilize covered calls on a portion of their funds with the remaining portion being long only. For instance, most of the Eaton Vance and Nuveen funds have option coverage of around 50% or lower.

Different Geographies
- Lipper peer group includes 9 global funds, whereas MSP is US-focused only.

Different Investment Strategies
- 1 Sector Fund: STK
- 1 Long Put/Short Call Fund: ETJ
- 2 Tax-Managed Funds: ETB, ETV
- 2 Wildermuth Endowment Funds – neither of which have any long term performance numbers

Iterations of the same strategy
- Lipper peer group includes: 8 Eaton Vance Funds, 5 Nuveen Funds and 4 Voya Funds

Morningstar U.S. Closed-End Option Writing (P/NAV discount)

Date	1/25/2016	7/25/2016	7/18/2017
NFJ	-18.0%	-12.9%	-8.2%
CII	-9.1%	-6.1%	-5.1%
BDJ	-15.4%	-9.3%	-6.9%
BOE	-13.5%	-11.8%	-7.0%
BGY	-11.6%	-10.5%	-6.7%
INB	-12.6%	-9.1%	-5.6%
EOI	-8.5%	-4.2%	-3.6%
EOS	-8.1%	-6.0%	-2.0%
ETJ	-12.2%	-6.1%	-5.2%
ETB	1.5%	3.1%	2.8%
ETV	1.5%	4.0%	6.8%
ETY	-8.7%	-8.0%	-2.2%
ETW	-8.8%	-2.9%	2.2%
EXG	-12.1%	-5.8%	-1.5%
FFA	-14.3%	-11.5%	-7.6%
GNT	-16.4%	2.5%	-4.2%
GPM	-13.6%	-3.9%	-3.3%
DIAX	-12.8%	-7.8%	-4.6%
QQQX	-8.2%	-5.3%	3.2%
BXMX	-6.6%	-2.5%	-0.6%
SPXX	-12.2%	-6.9%	-3.1%
IAE	-8.6%	-13.2%	-10.2%
IHD	-13.1%	-12.6%	-5.8%
IGA	-12.3%	-11.0%	-7.5%
IGD	-15.1%	-9.2%	-7.3%
IDE	-17.0%	-13.5%	-3.6%
IID	-12.4%	9.6%	8.9%
IRR	-17.0%	-9.6%	-2.6%
Average	**-11.3%**	**-6.4%**	**-3.2%**

Source: FactSet. Data as of 7/18/2017